                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                       ---------------------------------

                   VMS INVESTORS FIRST-STAGED EQUITY L.P. II

                                (Name of Issuer)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                (CUSIP Number)
                         ----------------------------
                                PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (801) 757-8101

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                          ----------------------------

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                          ----------------------------

                               DECEMBER 22, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

----------------                                             ------------------
CUSIP No.   NONE                13D                            Page 2 of 26
----------------                                             ------------------
===============================================================================
  1.      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                              COOPER RIVER PROPERTIES, L.L.C.
-------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)[ ]
                                                                 (b)[X]
-------------------------------------------------------------------------------
  3.      SEC USE ONLY

-------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS

                              AF
-------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                    [ ]
-------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                              DELAWARE
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY            0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                    -----------------------------------------------------------
                    8.   SHARED VOTING POWER

                              3,890.167
                    -----------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                              0
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                              3,890.167
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              3,890.167
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]
-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              15.4%
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                              OO
===============================================================================

----------------                                             ------------------
CUSIP No.   NONE                13D                            Page 3 of 26
----------------                                             ------------------
===============================================================================
  1.      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                              INSIGNIA PROPERTIES, L.P.
-------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)[ ]
                                                                 (b)[X]
-------------------------------------------------------------------------------
  3.      SEC USE ONLY

-------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS WC

-------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

                                                                    [ ]
-------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                              DELAWARE
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY            0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                    -----------------------------------------------------------
                    8.   SHARED VOTING POWER

                              3,890.167
                    -----------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                              0
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                              3,890.167
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              3,890.167
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]
-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              15.4%
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                              PN
===============================================================================

----------------                                             ------------------
CUSIP No.   NONE                13D                            Page 4 of 26
----------------                                             ------------------
===============================================================================
  1.      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                              INSIGNIA PROPERTIES TRUST
-------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)[ ]
                                                             (b)[X]
-------------------------------------------------------------------------------
  3.      SEC USE ONLY

-------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS

                              NOT APPLICABLE
-------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

                                                                [ ]
-------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                              MARYLAND
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY            0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                    -----------------------------------------------------------
                    8.   SHARED VOTING POWER

                              3,890.167
                    -----------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                              0
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                              3,890.167
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              3,890.167
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [ ]
-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              15.4%
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                              OO
===============================================================================

----------------                                             ------------------
CUSIP No.   NONE                13D                            Page 5 of 26
----------------                                             ------------------
===============================================================================
  1.      NAME OF REPORTING PERSONS I.R.S.
          IDENTIFICATION NOS. OF ABOVE PERSON ENTITIES ONLY)

                              APARTMENT INVESTMENT AND MANAGEMENT
                              COMPANY
-------------------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)[ ]
                                                            (b)[X]
-------------------------------------------------------------------------------
  3.      SEC USE ONLY

-------------------------------------------------------------------------------
  4.      SOURCE OF FUNDS

                              NOT APPLICABLE
-------------------------------------------------------------------------------
  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                               [ ]
-------------------------------------------------------------------------------
  6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                              MARYLAND
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY            0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                    -----------------------------------------------------------
                    8.   SHARED VOTING POWER

                              3,890.167
                    -----------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                              0
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                              3,890.167
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              3,890.167
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               [ ]
-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              15.4%
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                              CO
===============================================================================

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to units of limited partnership interest ("Units") in VMS Investors First-Staged Equity L.P. II, a Delaware limited partnership (the "Partnership"), whose principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Statement is being filed by Cooper River Properties, L.L.C., a Delaware limited liability company ("Cooper River"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Apartment Investment and Management Company, a Maryland corporation ("AIMCO") (Cooper River, IPLP, IPT and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons"). The principal business address of each of the Reporting Persons is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

         Cooper River, IPLP and IPT. IPLP is the managing member of Cooper River. IPT is the sole general partner (owning approximately 70% of the total equity interests) and AIMCO Properties, L.P. ("AIMCO OP") is the sole limited partner (owning approximately 30% of the total equity interests) of IPLP. For certain information regarding the trustees and executive officers of IPT, see
Schedule I to this Statement.

         AIMCO. AIMCO was formed on January 10, 1994 and currently is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of June 30, 1998, AIMCO, through its subsidiaries, owned or controlled 58,345 units in 210 apartment communities and had an equity interest in 74,318 units in 478 apartment communities. In addition, AIMCO managed 68,248 units in 357 apartment communities for third parties and affiliates, for an aggregate portfolio of owned and managed properties of 200,911 units in 1,045 apartment communities. The apartment communities are located in 42 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes.

         On October 1, 1998, AIMCO acquired substantially all of the residential assets and ownership interests (including its controlling interest in IPT) of Insignia Financial Group, Inc. ("Insignia") pursuant to the merger of Insignia with and into AIMCO, with AIMCO being the surviving entity (the "AIMCO Merger"). Insignia was a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets, and was the largest manager of multifamily residential properties in the United States as of January 1, 1998. As of the consummation of the AIMCO Merger, Insignia provided, among other things, property and/or asset management services for over 3,800 properties, including approximately 272,000 residential units. Following the AIMCO Merger, AIMCO operates more than 2,000 properties, including nearly 400,000 apartment units serving approximately one million residents.

         For certain information regarding the directors and executive officers of AIMCO, see Schedule II to this Statement.

         (d)-(e) During the past five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I and II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Persons or any of the persons listed on Schedules I and II being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Cooper River obtained the $213,959.19 required to purchase the Units and to pay related fees and expenses from IPLP through capital contributions. IPLP in turn received such funds from AIMCO, which used its cash from operations and equity issuances.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         IPT, through Cooper River, has acquired Units in order to increase its equity interest in the Partnership, primarily for investment purposes and with a view toward making a profit. IPT and/or persons related to or affiliated with it may acquire additional Units. Any such acquisition may be at a price higher than the price paid for the Units, and may be for cash or other consideration. AIMCO is presently considering whether it will engage in one or more exchange offers or tender offers for Units. A registration statement relating to an exchange offer for these securities has been filed with the Securities and Exchange Commission but has not yet become effective. As a result, there is a substantial likelihood that, within a short time, AIMCO Properties, L.P., a Delaware limited partnership and the operating partnership of AIMCO ("AIMCO OP"), will offer to acquire Units in exchange for cash, preferred units or common units of limited partnership interests in AIMCO. If such an offer is made, the holders of Units in the Partnership will be able to elect the consideration they will receive. While such an exchange offer is probable, no definite plans exist as to when or whether to commence such an exchange offer, or as to the terms of any such exchange offer, and it is possible that none will occur. Notwithstanding the above, these securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. In addition, the information set forth above shall not constitute an offer to sell or the solicitation of an offer to buy.

         AIMCO also expects that it will consider other means of acquiring additional Units, including through further cash tender offers, negotiated purchases or otherwise. AIMCO and IPT also may consider disposing of some or all of the Units Cooper River has acquired, either directly or by sale or other disposition of one or more interests in IPT or IPLP, depending among other things on the requirements from time to time of AIMCO, IPT and their affiliates in light of liquidity, strategic, tax and other considerations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Cooper River directly owns 3,890.167 Units representing approximately 15.4% of the outstanding Units based on the 25,186 Units outstanding at December 22, 1998.

         IPLP, IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of IPLP's, IPT's and AIMCO's relationship with Cooper River. Cooper River is a wholly-owned subsidiary of IPLP. IPT is the sole general partner (owning approximately 70% of the total equity interests) and AIMCO OP is the sole limited partner (owning approximately 30% of the total equity interests) of IPLP. AIMCO currently owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares (as further described in Item 5 below).

         Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,890.167 Units directly owned by it; and (ii) IPLP, IPT and AIMCO are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,890.167 Units directly held by Cooper River.

         (c) Pursuant to a tender offer that commenced on September 29, 1998 and expired on December 14, 1998, Cooper River acquired a total of 3,890.167 Units on December 22 1998, representing approximately 15.4% of the outstanding Units, at a purchase price of $55 per Unit.

         (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On October 1, 1998, AIMCO and IPT entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things,
(a) the merger of IPT with and into AIMCO, with AIMCO being the surviving corporation, or (b) the merger of a subsidiary of AIMCO with and into IPT, with IPT being the surviving corporation (collectively, the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per common share of beneficial ownership, $.01 par value per share (the "Shares"), of IPT in cash, or $13.28 per Share in shares of common stock of AIMCO, at AIMCO's option.

         The IPT Merger is subject to the approval of the IPT Shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all Shares owned by it in favor of the IPT Merger Agreement and the transactions contemplated thereby, and granted certain members of the Board of Trustees of IPT (the "IPT Board") an irrevocable proxy (the "Irrevocable Limited Proxy") to vote all Shares held by AIMCO at all meetings of IPT Shareholders, and in every written consent in lieu of such meetings, in favor of approval of the IPT Merger and any matter that could reasonably be expected to facilitate the IPT Merger. Each grantee under the Irrevocable Limited Proxy explicitly agreed in writing to vote all Shares subject to the Irrevocable Limited Proxy in favor of the IPT Merger. The Irrevocable Limited Proxy will terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the IPT Merger.

         The board of directors of AIMCO and the IPT Board may agree in writing to terminate the IPT Merger Agreement without completing the IPT Merger. The IPT Merger Agreement may also be terminated in certain other circumstances.

         If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and IPT that occur between the effective time of the IPT Merger and the termination of the IPT Merger Agreement between AIMCO and IPT, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by IPT, will be unwound.

         The IPT Merger Agreement also provides that Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Herrmann will continue to serve as trustees of IPT (collectively, the "Continuing Trustees") until the earlier of the closing of the IPT Merger or the termination of the IPT Merger Agreement. Pursuant to the IPT Merger Agreement and the Bylaws of IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee; (ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the IPT Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries;
(iv) amendment or waiver of any provision of (A) the IPT Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) the Declaration of Trust of IPT or (D) the Bylaws of IPT;
(v) modification of the powers of the Continuing Trustees, and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the IPT Merger, (ii) January 1, 2002 or (iii) the sooner termination of the IPT Merger Agreement under certain circumstances.

         In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

         The information set forth above is qualified in its entirety by reference to the IPT Merger Agreement, Irrevocable Limited Proxy, IPT Bylaws and Shareholder's Agreement, each of which is attached hereto as Exhibits 7.1, 7.2, 7.3 and 7.4 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 7.1 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT.

            Exhibit 7.2 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

            Exhibit 7.3 Second Amended and Restated Bylaws of IPT, dated October 2, 1998.

            Exhibit 7.4 Shareholder's Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison.

            Exhibit 7.5 Agreement of Joint Filing, dated January 25, 1999, among the Reporting Persons.

                                   SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I t certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 1999


                                       COOPER RIVER PROPERTIES, L.L.C.

                                       By: AIMCO Properties, L.P.,
                                           its managing member

                                       By: AIMCO-GP, Inc.,
                                           its General Partner


                                       By: /s/ Patrick J. Foye
                                           ------------------------------------
                                           Patrick J. Foye
                                           Executive Vice President


                                       INSIGNIA PROPERTIES, L.P.

                                       By: Insignia Properties Trust,
                                           its General Partner


                                       By: /s/ Patrick J. Foye
                                           ------------------------------------
                                           Patrick J. Foye
                                           Executive Vice President


                                       INSIGNIA PROPERTIES TRUST


                                       By: /s/ Patrick J. Foye
                                           ------------------------------------
                                           Patrick J. Foye
                                           Executive Vice President


                                       APARTMENT INVESTMENT AND
                                       MANAGEMENT COMPANY


                                       By: /s/ Patrick J. Foye
                                           ------------------------------------
                                           Patrick J. Foye
                                           Executive Vice President

                                   SCHEDULE I

                           INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT

Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.


NAME                               PRESENT PRINCIPAL OCCUPATION

Terry Considine*                   Terry Considine has served as a Trustee and
                                   as Chairman of the Board of Trustees and Chief Executive Officer of IPT since October
                                   1, 1998. For additional information
                                   concerning Mr. Considine, see Schedule II.

Peter. K. Kompaniez*               Peter K. Kompaniez has served as President
                                   and a Trustee of IPT since October 1, 1998.
                                   For additional information concerning Mr.
                                   Kompaniez, see Schedule II.

Thomas W. Toomey*                  Thomas W. Toomey has served as Executive
                                   Vice President -- Finance and a Trustee of
                                   IPT since October 1, 1998. For additional information concerning Mr. Toomey, see
                                   Schedule II.

Joel F. Bonder                     Joel F. Bonder has served as Executive Vice
                                   President and General Counsel of IPT since
                                   October 1, 1998. For additional information concerning Mr. Bonder, see Schedule II.

Jeffrey P. Cohen                   Jeffrey P. Cohen has served as Secretary of
                                   IPT since October 1, 1998. Mr. Cohen
                                   currently serves as a Senior Vice President of Insignia Financial Group, Inc.
                                   ("Insignia").

Patrick J. Foye*                   Patrick J. Foye has served as Executive Vice
                                   President and a Trustee of IPT since October
                                   1, 1998. For additional information
                                   concerning Mr. Foye, see Schedule II.

Robert Ty Howard                   Robert Ty Howard has served as Executive
                                   Vice President -- Ancillary Services of IPT since October 1, 1998. For additional information concerning Mr. Howard, see
                                   Schedule II.

Steven D. Ira*                     Steven D. Ira has served as Executive Vice
                                   President and a Trustee of IPT since October
                                   1, 1998. For additional information
                                   concerning Mr. Ira, see Schedule II.

NAME                               PRESENT PRINCIPAL OCCUPATION


David L. Williams                  David L. Williams has served as Executive
                                   Vice President -- Property Operations of IPT since October 1, 1998. For additional information concerning Mr. Williams, see
                                   Schedule II.

Harry G. Alcock*                   Harry G. Alcock has served as Senior Vice
                                   President -- Acquisitions and a Trustee of
                                   IPT since October 1, 1998. For additional information concerning Mr. Alcock, see
                                   Schedule II.

Troy D. Butts                      Troy D. Butts has served as Senior Vice
                                   President and Chief Financial Officer of IPT since October 1, 1998. For additional information concerning Mr. Butts, see
                                   Schedule II.

Andrew L. Farkas*                  Andrew L. Farkas currently serves as a
 375 Park Avenue                   Continuing Trustee of IPT since October 1,
 Suite 3401                        1998. Mr. Farkas' present principal
 New York, New York 10152          occupation is to serve as the Chairman of
                                   the Board and Chief Executive Officer of
                                   Insignia, which is the parent company of an international real estate organization specializing in commercial real estate services, single-family brokerage and mortgage origination, condominium and cooperative apartment management, equity co-investment and other services.

James A. Aston*                    James A. Aston currently serves as a
 15 South Main Street              Continuing Trustee of IPT since October 1,
 Greenville, South Carolina 29601  1998. Mr. Aston's present principal occupation is to serve as Chief Financial
                                   Officer and member of the Office of the
                                   Chairman of Insignia.

Frank M Garrison*                  Frank M. Garrison currently serves as a
 102 Woodmont Boulevard            Continuing Trustee of IPT since October 1,
 Suite 400                         1998. Mr. Garrison's present principal
 Nashville, Tennessee 37205        occupation is as a member of the Office of
                                   the Chairman of Insignia.

Bryan L. Herrmann*                 Bryan L. Herrmann currently serves as a
 5043 Gould Avenue                 Continuing Trustee of IPT since October 1,
 La Canada, California 91011       1998. Mr. Herrmann's present principal
                                   occupation is as an investment banker and Chairman and Chief Executive Officer of Base
                                   Camp 9 Corp., since 1990. Mr. Herrman served as a Trustee, Chairman of the Compensation
                                   Committee and member of the Executive
                                   Committee of the Board of Trustees of
                                   Angeles Mortgage Investment Trust from 1994 until September 1998. In addition to his duties at Base Camp 9 Corp., from 1992 to
                                   1994, Mr. Herrmann served as Chief Executive
                                   Officer of Spaulding Composites Company and is currently a member of its board of directors. Since 1984 Mr. Herrmann has been the general partner of MOKG 1984 Investment
                                   Partners Ltd. Mr. Herrmann is a member of the board of directors of Wynn's
                                   International, Inc., a New York Stock
                                   Exchange Company.

NAME                               PRESENT PRINCIPAL OCCUPATION

Warren M. Eckstein*                Warren M. Eckstein currently serves as a
 Warburg Dillon Read               Continuing Trustee of IPT since October 1,
 535 Madison Avenue                1998. Mr. Eckstein's present principal
 6th Floor                         occupation is as Managing Director --
 New York, New York 10022          Investment Banking of Paine Webber
                                   Incorporated, since October 1996. Prior to
                                   October 1996, Mr. Eckstein served as Senior
                                   Vice President, Investment Banking, of
                                   Dillon, Reed & Co., Inc.

                                  SCHEDULE II

         INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                     AIMCO

         1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of AIMCO. Unless otherwise indicated, each person identified below is employed by AIMCO. The principal business address of AIMCO and, unless otherwise indicated, each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. All persons identified below are United States citizens.


NAME                          POSITION
Terry Considine               Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez            Vice Chairman, President and Director
Thomas W. Toomey              Executive Vice President - Finance and Administration
Joel F. Bonder    Ex          Executive Vice President and General Counsel and Secretary
Patrick J. Foye               Executive Vice President
Robert Ty Howard              Executive Vice President - Ancillary Services
Steven D. Ira                 Executive Vice President and Co-Founder
David L. Williams             Executive Vice President - Property Operations
Harry G. Alcock               Senior Vice President - Acquisitions
Troy D. Butts                 Senior Vice President and Chief Financial Officer
Martha Carlin                 Senior Vice President - Ancillary Services
Joseph DeTuno                 Senior Vice President - Property Redevelopment
Jack W. Marquardt             Senior Vice President - Accounting
Leeann Morein                 Senior Vice President - Investor Services and Secretary
David O'Leary                 Senior Vice President - Buyers Access
R. Scott Wesson               Senior Vice President - Chief Information Officer
Richard S. Ellwood            Director; Chairman, Audit Committee
J. Landis Martin              Director; Chairman, Compensation Committee
Thomas L. Rhodes              Director
John D. Smith                 Director

2. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO for the past five years or more. Directors of AIMCO are identified by an asterisk.


 NAME                              PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS

Terry Considine*                   Mr. Considine has been Chairman of the Board
                                   of Directors and Chief Executive Officer of
                                   AIMCO since July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset Management, L.L.C., a
                                   Colorado limited liability company, and its related entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996,
                                   Mr. Considine was appointed Co-Chairman and director of Asset Investors Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets
                                   Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A.
                                   from Harvard College, a J.D. from Harvard
                                   Law School and is admitted as a member of the Massachusetts Bar. Mr. Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr.
                                   Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets
                                   (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately
                                   $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine.

Peter K. Kompaniez*                Mr. Kompaniez has been Vice Chairman,
                                   President and a director of AIMCO since July
                                   1994. Since September 1993, Mr. Kompaniez has owned 75% of PDI Realty Enterprises,
                                   Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From
                                   1986 to 1993, he served as President and Chief Executive Officer of Heron Financial
                                   Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr.
                                   Kompaniez administered the acquisition,
                                   development and disposition of approximately
                                   8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and
                                   3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D.
                                   from the University of California (Boalt
                                   Hall). The downturn in the real estate
                                   markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron International
                                   N.V. and its subsidiaries and affiliates
                                   (the "Heron Group"). During this period from
                                   1986 to 1993, Mr. Kompaniez served as
                                   President and Chief Executive Officer of
                                   Heron Financial Corporation ("HFC"), and as a director or officer of certain other Heron
                                   Group entities. In 1993, HFC, its parent
                                   Heron International, and certain other
                                   members of the Heron Group voluntarily
                                   entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron
                                   International and its non-United States
                                   subsidiaries. At the conclusion of the
                                   restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common
                                   Stock, Mr. Kompaniez was appointed Vice
                                   Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

Thomas W. Toomey                   Mr. Toomey has served as Senior Vice
                                   President - Finance and Administration of
                                   AIMCO since January 1996 and was promoted to Executive Vice-President-Finance and
                                   Administration in March 1997. From 1990
                                   until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company
                                   ("LPC") as well as Vice President/Senior
                                   Controller and Director of Administrative
                                   Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur
                                   Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr.
                                   Toomey was on the audit staff of Kenneth
                                   Leventhal & Company. Mr. Toomey received a
                                   B.S. in Business Administration/Finance from
                                   Oregon State University and is a Certified
                                   Public Accountant.

Joel F. Bonder                     Mr. Bonder was appointed Executive Vice
                                   President and General Counsel of AIMCO
                                   effective December 8, 1997. Prior to joining
                                   AIMCO, Mr. Bonder served as Senior Vice
                                   President and General Counsel of NHP from
                                   April 1994 until December 1997. Mr. Bonder served as Vice President and Deputy General
                                   Counsel of NHP from June 1991 to March 1994 and as Associate General Counsel of NHP from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with the Washington, D.C. law firm of Lane & Edson, P.C. From 1979 to 1983, Mr.
                                   Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the University of Rochester and a J.D. from Washington University School of
                                   Law.


Patrick J. Foye                    Mr. Foye has served as Executive Vice
                                   President of AIMCO since May 1998. Prior to joining AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                   Flom LLP from 1989 to 1998 and was Managing
                                   Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr.
                                   Foye is also Deputy Chairman of the Long
                                   Island Power Authority and serves as a
                                   member of the New York State Privatization
                                   Council. He received a B.A. from Fordham
                                   College and a J.D. from Fordham University
                                   Law School.

Robert Ty Howard                   Mr. Howard was appointed Executive Vice
                                   President - Ancillary Services in February
                                   1998. Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig
                                   Corporation, Reading Company and Decurion
                                   Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr. Howard received a B.A. from Amherst College, a J.D.
                                   from Harvard Law School and an M.B.A. from Stanford University Graduate School of
                                   Business.

Steven D. Ira                      Mr. Ira is a Co-Founder of AIMCO and has
                                   served as Executive Vice President of AIMCO since July 1994. From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and
                                   Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment
                                   Manager Accreditation Board and is a former president of both the National Apartment
                                   Association and the Colorado Apartment
                                   Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National
                                   Apartment Association in its 54-year
                                   history. He holds a Certified Apartment
                                   Property Supervisor (CAPS) and a Certified
                                   Apartment Manager designation from the
                                   National Apartment Association, a Certified
                                   Property Manager (CPM) designation from the National Institute of Real Estate Management
                                   (IREM) and he is a member of the Board of Directors of the National Multi-Housing
                                   Council, the National Apartment Association and the Apartment Association of Metro
                                   Denver. Mr. Ira received a B.S. from
                                   Metropolitan State College in 1975.

David L. Williams                  Mr. Williams has been Executive Vice
                                   President - Operations of AIMCO since
                                   January 1997. Prior to joining AIMCO, Mr.
                                   Williams was Senior Vice President of
                                   Operations at Evans Withycombe Residential,
                                   Inc. from January 1996 to January 1997.
                                   Previously, he was Executive Vice President at Equity Residential Properties Trust from
                                   October 1989 to December 1995. He has served on National Multi-Housing Council Boards and
                                   NAREIT committees. Mr. Williams also served as Senior Vice President of Operations and
                                   Acquisitions of US Shelter Corporation from
                                   1983 to 1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since
                                   1973. Mr. Williams received his B.A. in
                                   education and administration from the
                                   University of Washington in 1967.


Harry G. Alcock                    Mr. Alcock has served as Vice President
                                   since July 1996, and was promoted to Senior
                                   Vice President - Acquisitions in October
                                   1997, with responsibility for acquisition and financing activities since July 1994.
                                   From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock worked for Larwin Development Corp., a Los
                                   Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford Aerospace Corp. He received his B.S. from San Jose State University.

Troy D. Butts                      Mr. Butts has served as Senior Vice
                                   President and Chief Financial Officer of
                                   AIMCO since November 1997. Prior to joining
                                   AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real Estate
                                   Services Group for Arthur Andersen LLP in
                                   Dallas, Texas. Mr. Butts was employed by
                                   Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts.
                                   Mr. Butts holds a Bachelor of Business
                                   Administration degree in Accounting from
                                   Angelo State University and is a Certified
                                   Public Accountant.


Martha Carlin                      Ms. Carlin has served as Vice President
                                   since September 1996 and was promoted to Senior Vice President - Ancillary Services in December 1997. From December 1995 until
                                   September 1996, Ms. Carlin served as Chief
                                   Financial Officer for Wentwood Investment
                                   Partners. Ms. Carlin was employed by Arthur
                                   Andersen LLP for six years, with a primary focus in real estate. Ms. Carlin was also employed by MCI Communications and Lincoln
                                   Property Company. Ms. Carlin received a B.S.
                                   from the University of Kentucky and is a certified public accountant.

Joseph DeTuno                      Mr. DeTuno has been Senior Vice President -
                                   Property Redevelopment of AIMCO since
                                   September 1997. Mr. DeTuno was president and founder of JD Associates, his own full service real estate consulting, advisory and project management company which he founded in 1990. JD Associates provided development management, financial analysis, business plan preparation and implementation services. Previously, Mr. DeTuno served as President/Partner of Gulfstream Commercial
                                   Properties, President and Co-managing
                                   Partner of Criswell Development Company,
                                   Vice President of Crow Hotel and Company and
                                   Project Director with Perkins & Will
                                   Architects and Planners. Mr. DeTuno received his B.A. in architecture and is a registered architect in Illinois and Texas.

Jack W. Marquardt                  Mr. Marquardt has been Senior Vice President
                                   - Accounting of AIMCO since September 1997.
                                   Mr. Marquardt brings over 17 years of real estate accounting experience to AIMCO. From
                                   October 1992 through August 1997, Mr.
                                   Marquardt served as Vice President/Corporate
                                   Controller and Manager of Data Processing for Transwestern Property Company, where he was responsible for corporate accounting, tax, treasury services and computer systems.
                                   From August 1986 through September 1992, Mr.
                                   Marquardt worked in the real estate
                                   accounting area of Aetna Realty Investors, Inc. serving as Regional Controller from April 1990 through September 1992. Mr.
                                   Marquardt received a B.S. in Business
                                   Administration/Finance from Ohio State
                                   University.

Leeann Morein                      Ms. Morein has served as Senior Vice
                                   President - Investor Services since November
                                   1997. Ms. Morein has served as Secretary of AIMCO since July 1994. From July 1994 until
                                   October 1997 Ms. Morein also served as Chief
                                   Financial Officer. From September 1990 to
                                   March 1994, Ms. Morein served as Chief
                                   Financial Officer of the real estate
                                   subsidiaries of California Federal Bank, including the general partner of CF Income
                                   Partners, L.P., a publicly-traded master limited partnership. Ms. Morein joined
                                   California Federal in September 1988 as
                                   Director of Real Estate Syndications
                                   Accounting and became Vice
                                   President-Financial Administration in
                                   January 1990. From 1983 to 1988, Ms. Morein was Controller of Storage Equities, Inc., a real estate investment trust, and from 1981 to 1983, she was Director of Corporate
                                   Accounting for Angeles Corporation, a real estate syndication firm. Ms. Morein worked on the audit staff of Price Waterhouse from 1979 to 1981. Ms. Morein received a B.A.
                                   from Pomona College and is a Certified
                                   Public Accountant.

David O'Leary                      Mr. O'Leary has been President of Property
                                   Services Group, Inc., an AIMCO subsidiary since December 1997. Property Services
                                   Group, Inc. administers the Buyers Access program. From 1993 until 1997, Mr. O'Leary served as Regional Vice President and Senior
                                   Vice President for Property Services Group,
                                   Inc., with responsibility for program
                                   marketing and sales. From 1981 to 1993 Mr.
                                   O'Leary served as Vice President and
                                   Executive Vice President for Commonwealth
                                   Pacific Inc., a privately held real estate investment and management firm based in Seattle, Washington. During his tenure with Commonwealth Pacific, Inc., Mr. O'Leary was responsible for acquisitions, dispositions, development, and asset management from offices located in Houston and Dallas, Texas, Atlanta, Georgia and Seattle,
                                   Washington. Mr. O'Leary also served as Vice
                                   President for Johnstown American Companies, directing acquisition activities for the
                                   Northeast United States. Mr. O'Leary
                                   received his B.A. Degree from the University of Utah in 1979.

R. Scott Wesson                    Mr. Wesson has served as Senior Vice
                                   President - Chief Information Officer of
                                   AIMCO since July 1997. From 1994 until 1997,
                                   Mr. Wesson served as Vice President of
                                   Information Services at Lincoln Property
                                   Company, where he was responsible for
                                   information systems infrastructure,
                                   technology planning and business process re-engineering. From 1992 to 1994, Mr.
                                   Wesson served in the role of Director of Network Services for Lincoln Property
                                   Company, where he was responsible for the design and deployment of the company's Wide
                                   Area Network and Local Area Networks,
                                   comprising over 2,500 workstations in over 40 locations nationwide. From 1988 to 1992, he was a systems consultant with Automatic
                                   Data Processing involved in design, planning and deployment of financial and human resources systems for several major, multinational organizations. From 1984 to
                                   1987, he was a Senior Analyst with Federated
                                   Department Stores, Inc. involved in planning and distribution. Mr. Wesson received his B.S. from the University of Texas in 1984.

Richard S. Ellwood*                Mr. Ellwood was appointed a Director of
 12 Auldwood Lane                  AIMCO in July 1994 and is currently Chairman
 Rumson, NJ 07760                  of the Audit Committee. Mr. Ellwood is the
                                   founder and President of R.S. Ellwood & Co.,
                                   Incorporated, a real estate investment
                                   banking firm. Prior to forming R.S. Ellwood
                                   & Co., Incorporated in 1987, Mr. Ellwood had
                                   31 years experience on Wall Street as an investment banker, serving as: Managing
                                   Director and senior banker at Merrill Lynch
                                   Capital Markets from 1984 to 1987; Managing
                                   Director at Warburg Paribas Becker from 1978 to 1984; general partner and then Senior
                                   Vice President and a director at White, Weld
                                   & Co. from 1968 to 1978; and in various
                                   capacities at J.P. Morgan & Co. from 1955 to
                                   1968. Mr. Ellwood currently serves as a
                                   director of FelCor Suite Hotels, Inc. and
                                   Florida East Coast Industries, Inc.

J.Landis Martin*                   Mr. Martin was appointed a Director of AIMCO
 1999 Broadway                     in July 1994 and became Chairman of the
 Suite 4300                        Compensation Committee in March 1998. Mr.
 Denver, CO 80202                  Martin has served as President and Chief
                                   Executive Officer and a Director of NL
                                   Industries, Inc., a manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                   ("TIMET") and NL Industries, Inc., since
                                   1990 and as Chief Executive Officer and a director of Tremont since 1998. Mr. Martin has served as Chairman of Timet, an integrated producer of titanium, since 1987 and Chief Executive Officer since January
                                   1995. From 1990 until its acquisition by Dresser Industries, Inc. ("Dresser") in
                                   1994, Mr. Martin served as Chairman of the Board and Chief Executive Officer of Baroid
                                   Corporation, an oilfield services company.
                                   In addition to Tremont, NL and TIMET, Mr.
                                   Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.


Thomas L. Rhodes*                  Mr. Rhodes was appointed a Director of AIMCO
 215 Lexington Avenue              in July 1994. Mr. Rhodes has served as the
 4th Floor                         President and a Director of National Review
 New York, NY 10016                magazine since November 30, 1992, where he
                                   has also served as a Director since 1998.
                                   From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General Partner from 1987 until November 27,
                                   1992. He is currently Co-Chairman of the Board, Co-Chief Executive Officer and a
                                   Director of Commercial Assets Inc. and Asset
                                   Investors Corporation. He also serves as a Director of Delphi Financial Group, Inc. and its subsidiaries, Delphi International Ltd.,
                                   Oracle Reinsurance Company, and the Lynde and Harry Bradley Foundation. Mr. Rhodes is
                                   Chairman of the Empire Foundation for Policy
                                   Research, a Founder and Trustee of Change
                                   NY, a Trustee of The Heritage Foundation, and a Trustee of the Manhattan Institute

John D. Smith*                     Mr. Smith was appointed a Director of AIMCO
 3400 Peachtree Road               in November 1994. Mr. Smith is Principal and
 Suite 831                         President of John D. Smith Developments. Mr.
 Atlanta, GA 30326                 Smith has been a shopping center developer,
                                   owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in Atlanta, Georgia.
                                   Mr. Smith is a Trustee and former President of the International Council of Shopping
                                   Centers and was selected to be a member of the American Society of Real Estate
                                   Counselors. Mr. Smith served as a Director for Pan-American Properties, Inc. (National
                                   Coal Board of Great Britain) formerly known as Continental Illinois Properties. He also serves as a director of American Fidelity
                                   Assurance Companies and is retained as an advisor by Shop System Study Society, Tokyo,
                                   Japan.

                                 EXHIBIT INDEX


  EXHIBIT NO.                                DESCRIPTION
  -----------                                -----------

     7.1 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT (incorporated by reference to Exhibit 2.1 of IPT's Current Report on Form 8-K, File No.
                    1-14179, dated October 1, 1998).

     7.2 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M.
                    Garrison (incorporated by reference to Exhibit 99.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated
                    October 1, 1998).

     7.3            Second Amended and Restated Bylaws of IPT, dated October 2,
                    1998 (incorporated by reference to Exhibit 3.2 of IPT's
                    Current Report on Form 8-K, File No. 1-14179, dated October
                    1, 1998).

     7.4            Shareholders' Agreement, dated October 1, 1998, among
                    AIMCO, Andrew L. Farkas, James A. Aston and Frank M.
                    Garrison (incorporated by reference to Exhibit 99.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated
                    October 1, 1998).

     7.5 Agreement of Joint Filing, dated January 25, 1999, among the Reporting Persons.


                                      25